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EXECUTIVE COMPENSATION AGREEMENT


This Executive Compensation Agreement (this "Agreement"), is entered into as of the day of November, 1996 ("Effective Date"), between PHOTOCOMM, INC., an Arizona corporation (the "Company"), and ROBERT R. KAUFFMAN ("Executive"). The Company and Executive are collectively referred to herein as the "Parties." This Agreement automatically shall supersede any agreement between the Company and Executive concerning Executive's employment by the Company.

SECTION I. AGREEMENT OF THE PARTIES

The Company agrees to employ Executive and Executive agrees to serve in the employ of Company as follows:

(a) Executive agrees to serve the Company as President and Chief Executive Officer during the term of this Agreement. Executive further agrees to use his best efforts, and apply his skill and experience, to the proper performance of his duties hereunder and to the business and affairs of the Company. Executive agrees to serve the Company faithfully, diligently and to the best of his ability.

(b) The principal location from which Executive will serve the Company and perform his duties hereunder shall be Scottsdale, Arizona.

The Company shall compensate Executive for his, services as provided herein.

SECTION II.  TERM OF EMPLOYMENT

Executive's employment shall commence under the terms of this Agreement on the Effective Date, and shall continue hereunder until December 31, 2001, unless this Agreement is terminated in accordance with Section VII. Notwithstanding the foregoing, the term of this Agreement shall automatically renew and extend for one additional year as of January I of each year, commencing January 1, 2002, unless either party gives written notice to the other party at least six (6) months prior to January 1 of any such year to the effect that this Agreement should not be further extended, in which event the term of this Agreement shall terminate upon the next succeeding December 31.
SECTION III.  COMPENSATION; BENEFITS

A. Base Compensation. Continuing from the Effective Date, the Company shall pay Executive a base annual salary of $210,000. Commencing upon January 1, 1997, the Company shall pay Executive a base annual salary of $230,000. Executive's base annual salary may be increased by the Company during the term of this Agreement based upon the Executive's and the Company's performance. Notwithstanding the foregoing, in the case of substantial and persistent deterioration of the Company's performance, the Company may reduce Executive's base annual salary consistent with similar salary reductions of other Company officers until the Company's performance improves. Executive's base annual salary shall be paid by the Company in semi-monthly installments commensurate with the Company's normal employee pay days.

B.  Incentive Compensation.  The Company shall also provide
Executive incentive compensation as follows:

1. Annual Cash Bonus. Executive shall be awarded an annual cash bonus based upon Company performance in an amount to be determined by the Board of Directors of the Company pursuant to this subparagraph. Prior to or shortly after the beginning of each fiscal year of the Company, Executive shall submit for Board approval the Company's fiscal year performance goals, including an operating plan and financial budget. Following the end of the fiscal year the Board shall determine the extent to which said goals have been achieved and the amount of the cash bonus based upon such performance. The target amount of such cash bonus shall be in the range of from thirty (30%) percent to fifty (50%) percent of Executive's annual base salary and shall be payable within thirty (30) days following public release of the Company's fiscal year results.

2. Annual Stock Option Grant. For the Company's 1996 Employee Stock Option Award Program Executive shall be granted. non-qualified stock options to purchase 400,000 shares of the Company's common stock pursuant to the 1996 Stock Option Plan. The vesting of said option shares shall occur as follows. 50,000 shares as of January 1, 1997, an additional 100,000 shares as of January 1, 1998, an additional 150,000 shares as of January 1, 1999, and the final 100,000 shares as of January 1, 2000. The number of options for subsequent years of the term hereof shall be determined annually by the Board of Directors giving primary consideration to the number of options granted each prior year and Executive's contribution to Company performance. All of the options shall be at the then existing market price as determined by the Board, or an appropriate committee thereof, with an exercise term of 10 years. Executive's options shall have all rights and benefits related to stock options of the Company contemplated by the Employee Stock Option Plan of the Company.

C. Supplemental Benefits. Nothing contained in this Section III shall affect or in any way limit Executive's rights as an employee of the Company to participate in any profit sharing plan, supplemental compensation arrangements or any other fringe benefits offered by the Company to its employees as set forth in the Company's employee handbook, and compensation received by Executive hereunder shall be in addition to the foregoing except that the severance benefits set forth in this Agreement shall be exclusive. Without limiting the generality of the foregoing, the Company shall additionally provide the following supplemental benefits to Executive:

1. Life and Disability Insurance. The Company shall maintain in force (i) a Five Hundred Thousand Dollar ($500,000) term life insurance policy with Executive's designated beneficiary, and
(ii) a disability insurance policy with a total monthly benefit of at least 50% of Executive's monthly base salary.

2. Financial, Legal and Tax Services Reimbursement. The Company shall reimburse Executive for expenses incurred by him for personal financial, legal and tax services, up to a maximum of $5,000.00 in any calendar year. The foregoing reimbursement limit shall increase by five (5%) percent each calendar year commencing January 1, 1997.

3. Supplemental Medical Expense Reimbursement, The Company shall directly pay or reimburse to Executive, medical expenses of Executive and Executive's immediate family members which are incurred in excess of the Company's group medical insurance coverage to a limit of $7,500 each calendar year ("Supplemental Medical Expense Reimbursement Plan"). The foregoing Supplemental Medical Expense Reimbursement limit shall increase by five (5%) percent each calendar year commencing January 1, 1997.

SECTION IV.  SALARY CONTINUATION UPON DISABILITY

In the event Executive shall, by reason of illness or other incapacity, become unable to perform the services agreed upon herein ("Disability" or "Disabled"), the Company shall continue to compensate Executive for twelve (12) months commencing from the date of such Disability at his base monthly salary less any amounts actually received by Executive from the disability insurance policies carried by the Company for the benefit: of Executive pursuant to Section III.C above.

SECTION V. STOCK PUT OPTION

If Executive's employment terminates, Executive, or Executive's estate, shall have the right and option ("Put Option") to have ACX Technologies, Inc. ("ACX") purchase up to 500,000 shares of the Company's common stock owned by Executive for a net purchase price per share equal to the applicable amount indicated below:

     Year of Put Exercise         Purchase Price Per Share

           1997                             $2.75
           1998                             $3.25
           1999                             $3.75
           2000                             $4.25
           2001                             $4.75
        Thereafter                By mutual agreement, but not
                                    less than $4.75 per share

The Put Option may be exercised by Executive giving written notice thereof to the Company within thirty (30) days following the date of termination, except that if Executive's employment is terminated pursuant to Section VII.C, then such notice may be given by Executive within six (6) months following the date of termination ("Notice of Exercise"). Thereafter, the Executive's Put Option shall expire. The closing of the share purchase shall occur within thirty (30) days following Notice of Exercise, at which time Executive shall deliver the appropriate number of unencumbered shares to ACX and ACX shall deliver the purchase price to the Executive.

The number of shares to be sold by the Executive to ACX under the Put Option shall be adjusted in the event of any change in the Company's capital stock on or before the closing by reason of the declaration or payment of stock dividends or the declaration or conclusion of split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, such that, in each case the number or class of shares or other securities or property to be put by the Executive for the prices above indicated are the equivalent number into which 500,000 of the Executive's shares of the Company's common stock has been converted.

SECTION VI.  ADDITIONAL COMPENSATION TO EXECUTIVE

The Company shall pay Executive the sum of $40,000.00 on January 2, 1997. The parties acknowledge that said payment may be deferred pursuant to a deferred compensation agreement to be mutually agreed between the parties. In the event that the parties fail to negotiate said deferred compensation agreement prior to December 31, 1996, then said said payment shall be made as above indicated.

SECTION VII. TERMINATION

A. Definitions. For purposes of this Agreement the following terms shall have the meanings set forth below.

1. Termination by the Company of Executive's Employment for "cause" shall mean termination by affirmative vote of the Board at a meeting of the Board called and held for such purpose (after reasonable notice to Executive and an opportunity for Executive to be heard before the Board), finding that in the good faith opinion of the Board, the Executive has: (1) engaged in misconduct involving a material violation of established Company rules or policies for the conduct of its employees including, but not limited to, theft, gross negligence, discriminatory conduct prohibited by Company policies, sexual harassment of an employee or a subordinate, or such other similar offense or offenses that would be grounds for discharge of an employee under Company rules or policies; (2) financial misconduct, including illegal insider trading of the Company's stock, embezzlement, using Company assets for unauthorized personal use resulting in a material loss to the Company; or material misrepresentation by Executive in reporting the financial affairs of the Company to outside authorities or to the Board; (3) willful and continued failure to substantially perform Executive's duties with the Company (other than due to physical or mental illness), if such failure is materially damaging or materially detrimental to the business and operations of the Company, provided that Executive shall have received written notice of such failure and have a reasonable opportunity to correct the alleged failure before termination for cause; or (4) Executive's conviction of a crime constituting a felony.
2. "Good Reason" shall mean, without Executive's express written consent, the occurrence of any of the following circumstances unless, in the case of Subsections (a) or (e), such circumstances are fully corrected prior to the Date of Termination specified in the Notice of Termination, as defined in Section VIII, given in respect thereof:

(a) The failure of the Board of Directors of the Company to elect Executive as Chief Executive Officer of the Company or the assignment to Executive of any duties inconsistent with Executive's status as an executive officer of the Company or a substantial adverse alteration in the nature or status of Executive's responsibilities from those in effect upon the Effective Date;

(b) reduction by the Company in Executive's annual base salary as in effect on the date hereof or as the same may be increased from time to time except for across-the-board salary reductions similarly affecting all executives of the Company;

(c) The relocation of the Company's principal executive offices where Executive is working upon the Effective Date to a location more than 50 miles therefrom or the Company's requiring Executive to be based anywhere other than the location of the Company's principal executive offices where Executive was working upon the Effective Date except for required travel on the Company's business to an extent substantially consistent with Executive's present business travel obligations;

(d) The failure by the Company, without Executive's consent, to pay to Executive any portion of Executive's current compensation except pursuant to an across-the-board compensation deferral similarly affecting all executives of the Company;

(e) The failure by the Company to continue to provide Executive with benefits or arrangements (including, without limitation, life insurance, health, medical, dental, accident and disability plans or programs, income tax services, car allowances, and other fringe benefits) at least as favorable to those enjoyed by Executive upon the Effective Date, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive Executive of any material fringe benefit enjoyed by Executive upon the Effective Date, or the failure by the Company to provide Executive with the number of paid vacation days to which Executive is entitled on the basis of years of service with the Company in accordance with the Company's normal vacation policy in effect upon the Effective Date;

Upon occurrence of any of the foregoing events which Executive believes constitutes "good reason," Executive must notify the Company in writing within ten (10) days and give the Company thirty (30) days to cure or correct the alleged action or failure. After the expiration of thirty (30) days, Executive may quit for "good reason" by giving written notice within an additional thirty (30) days.

3. "Disability' shall mean if, as a result of Executive's incapacity due to physical or mental illness, Executive shall have been absent from the full-time performance of Executive's duties with the Company for six consecutive months, and within thirty days after written notice of termination is given Executive shall not have returned to the full-time performance of Executive's duties. Any issue concerning the existence of Executive's Disability upon which Executive and the Company cannot agree shall be determined by a qualified physician selected jointly by the company and Executive and, if they cannot agree, each shall appoint a qualified physician and the two physicians shall meet and agree on a third qualified physician to determine the issue of Disability. Such physician shall consult with Executive and representatives of the Company designated by the Board to determine Executive's duties and then decide whether or not Executive is physically capable of or mentally competent to perform the essential functions of the position which he holds at the time. The determination of such physician made in writing to the Company and Executive shall be final and conclusive for purposes of this Agreement.

B. Termination of Executive for Cause or by Executive Without Good Reason. If the Company terminates Executive for Cause, or if Executive voluntarily terminates his performance of services to the Company without Good Reason, then the Company's obligations to make any payments or provide any benefits to Executive, in respect of periods after such termination, automatically shall terminate and be forfeited, provided, however, the Executive shall be entitled to any and all vested rights under any profit sharing, pension or other employee benefit plan of the Company in accordance with the terms and provisions of such plans, and all deferred compensation payments previously agreed upon by Executive and the Company, if any.
C. Termination With Good Reason or Without Cause. By action of its Board of Directors, the Company shall have the right to terminate Executive's employment with the Company at its sole discretion without any cause whatsoever, provided only that Executive shall receive the severance payments and benefits which he is entitled to under this Agreement for termination without cause (subject to the Executive's signing a legal release as provided herein). Upon the termination of Executive's employment if such termination is (i) by the Company other than for Cause or Disability, or (ii) by Executive for Good Reason by voluntary resignation, then Executive shall be entitled to the benefits provided below:

1. The Company shall pay Executive's full base salary through the date of termination ("Termination Date") at the rate in effect at the time Notice of Termination is given, plus all other amounts to which Executive is entitled under any compensation or benefit plan of the Company, at the time such payments are due, including a lump sum cash payment for all unused vacation time which Executive has accrued as of the Termination Date;

2. In lieu of any further salary payments to Executive for periods subsequent to the Termination Date, the Company shall pay to Executive as severance pay a lump sum severance payment (the "Severance Payment") equal to two and one-half (2-1/2) times either (i) the Annual Compensation (as defined below) which was payable to Executive by the Company for the year immediately preceding the Termination Date, or (ii) the average of the Annual Compensation which was payable to Executive by the Company for the three (3) years preceding the Termination Date, whichever is greater. Annual Compensation is Executive's base salary and any annual bonus that was paid to Executive by the Company, determined without any reduction for any deferrals of such salary or such bonus under any deferred compensation plan (qualified or unqualified) and without any reduction for any salary reductions used for making contributions to any group insurance plan of the Company or its affiliates.

The payments provided for in this subparagraph 2 shall be made not later than the tenth (10th) day following the Termination Date, provided, however, that if the amount of such payment cannot be finally determined on or before such day, the Company shall pay to Executive on such day an estimate, as determined in good faith by the Company, of the minimum amount of such payments and shall pay the remainder of such payments as soon as the amount thereof can be determined but in no event later than the thirtieth day after the Date of Termination. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, such excess shall constitute a loan by the Company to Executive payable on the tenth (10th) day after demand by the Company.

3. All of Executive's stock options for the purchase of the Company's stock not otherwise vested, or as many of the options as Executive elects, shall become immediately vested and shall be exercisable by Executive at any time during the term which ends thirty (30) months after the Termination Date, subject to Executive's execution of the legal release as provided in paragraph 7 below.

4. If Executive's employment shall be terminated as above set forth, then for a thirty-six (36) month period after such termination, the Company shall arrange to provide Executive with life, disability, and Supplemental Medical Expense Reimbursement substantially similar to those which Executive is receiving immediately prior to the Notice of Termination. Benefits otherwise receivable by Executive pursuant to the previous sentence shall be reduced to the extent comparable benefits are actually received by Executive during the thirty-six (36) month period following Executive's termination, and any such benefits actually received by Executive shall be reported to the Company.

5. Executive shall not be required to mitigate the amount of any payment provided for in this Section by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Section (other than Subsection 4) be reduced by any compensation earned by Executive as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by Executive to the Company, or otherwise (except as specifically provided in this Section).

6. Notwithstanding anything contained in this Section to the contrary, in no event shall payments or benefits be made pursuant to subparagraphs 2 through 4 in an amount which shall result in such payments and benefits in the aggregate being deemed an "excess parachute payment" pursuant to Section 280G of the Internal Revenue Code of 1986, as amended. In the event such payments and benefits in the aggregate are deemed to be an excess parachute payment by the independent auditors of the Company for the fiscal year immediately proceeding the Termination Date, then Executive shall have the right to identify which of such payments or benefits (or parts thereof) are to be eliminated so that those remaining in the aggregate do not constitute an excess parachute payment.

7. As a condition precedent of receiving any severance payments or benefits under this Agreement in connection with a termination for good reason or without cause, Executive shall sign an appropriate legal release agreeing not to bring any legal claims against the Company of whatever nature or kind in connection with Ws employment and separation from employment, except for benefits of employment, such as profit-sharing, pension or other employee benefit plans that by their terms have vested . The legal release shall surrender all of Executive's rights to bring any legal claim against the Company, other than for such vested rights, under any federal or state law, statute, or ordinance. Executive also agrees that he shall not be entitled to any termination payments or benefits if he exercises his right to revoke the legal release as provided by the Older Workers Benefit Protection act.

SECTION VIII.  TERMINATION NOTICE

Any purported termination of Executive's employment by the Company or by Executive shall be communicated by written Notice of Termination to the other party hereto in accordance with
Section XII hereof. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive's employment under the provision so indicated, except if the Agreement is terminated by the Company without cause.

SECTION IX.  CONFIDENTIALITY

Executive agrees that, during the continuance of this Agreement and thereafter, he shall not (otherwise than pursuant to his duties hereunder) disclose without the written consent of the Company, any material or substantial, confidential or proprietary know-how, data or information pertaining to the Company, or its business, personnel or plans, to any person, firm, corporation or other entity, for any reason or purpose whatsoever. Executive acknowledges and agrees that all memoranda, notes, records and other documents made or compiled by Executive or made available to Executive concerning the Company's business shall be the Company's exclusive property and shall be delivered by Executive to the Company upon expiration or termination of this Agreement or at any other time upon the request of the Company.

The provisions of this Section IX shall survive the expiration or termination of this Agreement or any part thereof, without regard to the reason therefor.

SECTION X. COVENANT NOT TO COMPETE

The Parties acknowledge that Executive's willingness to enter into this Agreement and to continue as an employee of the Company constitutes a material inducement to the Company's agreement to make payments to Executive as set forth herein including those to be made upon termination. The Parties further acknowledge that Executive's performance of all terms of this Agreement is necessary to protect the Company's legitimate business interests. Executive agrees, that, during the continuance of this Agreement and for a period of one (1) year following termination of Executive's employment with the Company under circumstances described in Section VIII.C resulting in the payment to him of severance benefits as provided therein, he will not, on behalf of himself, or on behalf of any other person, company, corporation, partnership or other entity or enterprise, directly or indirectly, as an employee, proprietor, stockholder, partner, consultant, or otherwise, engage in any business or activity competitive with the business activities of the Company as they are now or hereafter undertaken by the Company during the term hereof anywhere that the Company then does business, or solicit, recruit or hire any employee of the Company.

SECTION XI.  DEDUCTIONS AND WITHHOLDING

Executive agrees that the Company and its affiliated companies shall withhold from any and all payments required to be made to Executive in accordance with this Agreement all federal, state, local and other taxes that the Company or any such affiliates determine are required to be withheld in accordance with applicable statutes and regulations from time to time in effect.

SECTION XII.  NOTICES

All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed given when delivered personally or when deposited in the U.S. Mail if sent by registered or certified mail, prepaid and return receipt requested, to the other party hereto at his or its mailing address as set forth on the signature page of this Agreement, and in the case of the Company, marked to the attention of Secretary. Either party may change the address which such communications hereunder shall be sent by sending notice of such change to the other party as herein provided.

SECTION XIII.  SEVERABILITY

If any provision of this Agreement or any part hereof is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all conditions and provisions of this Agreement which can be given effect without such invalid, unlawful or unenforceable provision shall, nevertheless, remain in full force and effect.

SECTION XIV.  BOARD APPROVAL

By execution of this Agreement, the Company acknowledges that this Agreement has been reviewed and adopted by a resolution approved by a majority of the members of the Board of Directors of the Company.

SECTION XV.  COMPLETED UNDERSTANDING; PRIOR AGREEMENTS

This Agreement (which includes all employee benefit plans of Company referenced herein) constitute the complete understanding between the Parties with respect to the undertaking of Executive hereunder, and no statement, representation, warranty or covenant has been made by either party with respect thereto except as expressly set forth herein. Unless otherwise specifically referred to herein, this Agreement shall, from and after the Effective Date, supersede, in all respects, all previous agreements in regard to employment between Executive and the Company. This Agreement shall not be altered, modified, amended or terminated except by written instrument signed by each of the Parties hereto.

SECTION XIV.  GOVERNING LAW

This Employment Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Arizona.

SECTION XVII.  SUCCESSORS; BINDING AGREEMENT

(a) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle Executive to compensation from the Company in the same amount and on the same terms as Executive would be entitled to hereunder if Executive terminated Executive's employment voluntarily for Good Reason, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

(b) This Agreement shall inure to the benefit of and be enforceable by Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devises and legatees. If Executive should die while any amount would still be payable to Executive hereunder if Executive continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to Executive's devisee, legatee or other designee or, if there is no such designee, to Executive's estate.

SECTION XVIII.  ARBITRATION

All claims, disputes and other matters in question between the parties, or between Executive and ACX, arising under this Agreement shall, unless otherwise provided herein, be decided by arbitration in Phoenix, Arizona, in accordance with the Model Employment Arbitration Procedures of the American Arbitration Association (including such procedures governing selection of the specific arbitrator or arbitrators), unless the parties mutually agree otherwise. The Company shall pay the administrative costs of the arbitration, but each party shall pay his and its own attorney's fees and costs. The award by the arbitrator or arbitrators shall be final, and judgment may be entered upon it in accordance with applicable law in any state or Federal court having jurisdiction thereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the day and year first above written.

PHOTOCOMM, INC.                    ______________________________
an Arizona corporation                  ROBERT R. KAUFFMAN

                                    13670 N. 85th Place
By:__________________________       Scottsdale, AZ  85260
     Donald E. Anderson
     Chairman of the Board

7681 E. Gray Road
Scottsdale, Arizona  85260


ACX Technologies, Inc. executes this Agreement only for the purpose of obligating itself to purchase shares of common stock of the Company upon the Executive's exercise of his Put Option pursuant to Section V of the Agreement.

ACX TECHNOLOGIES, INC.
a Colorado corporation


By:__________________________

  Its:_______________________